

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05036664

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 1 8 2005

SEC FILE NUMBER
8- 52506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2004**   AND ENDING   **12/31/2004**
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InTrade, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, Suite 1103

(No. and Street)

New York   **New York**   **10006**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian J. Potash   **(212) 566-2484**
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003   **New York**   **New York**   **10038**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark I. Frank   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

InTrade, LLC   , as

of **December 31**   , 20 **04**   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:-

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _05_

Dierdre Steinhaus Ainbinder
Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INTRADE, LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR

INTRADE, LLC

DECEMBER 31, 2004

INDEX

INDEPENDENT AUDITORS' REPORT

To the Members of
Intrade, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of Intrade, LLC as of December 31, 2004 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrade, LLC at December 31, 2004 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty: Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 15, 2005

INTRADE, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	1,676,429
Securities borrowed		7,730,900
Securities long, at market		6,789,259
Clearing deposits		400,000
Due from Clearing Broker (Note 4)		20,769
Interest and Dividends Receivable		31,230
Fixed Assets (net of accumulated depreciation of $279,029) (Note 5)		623,139
Chicago Mercantile Membership, at cost (Note 2)		92,259
NYSE permit		71,301
Security Deposits		15,200
Prepaid Expenses		10,309
Organization Costs (net of accumulated amortization of $17,318)		1,924
TOTAL ASSETS	$	17,462,719

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased, at market	$	6,777,872
Securities loaned		6,424,100
Payable to broker-fails to receive		291,363
Accounts Payable and Accrued Expenses		164,663
Interest Payable		10,000
TOTAL LIABILITIES		13,667,998
Subordinated Loan (Note 8)		1,000,000
Commitments and Contingent Liabilities (Note 6)		
Members' Equity		2,794,721
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,462,719

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:

Principal trading	$	4,220,443
Interest income		16,473
Total Income		4,236,916

Expenses:

Trading expenses	1,064,172
Employee compensation and benefits.	516,309
Communications	390,616
Clearing fees	334,122
Guaranteed payments to partners	291,263
Seat lease expense	185,095
Depreciation and Amortization	150,236
Interest expense	119,763
Office supplies and expenses	98,179
Professional fees	92,932
Occupancy	75,357
Regulatory and exchange fees	51,858
Dividend expense	39,149
Brokerage commissions	(50,251)
Miscellaneous	34,246
Total Expenses	3,393,046

Net income	$	843,870

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Members' equity at January 1, 2004	$	1,917,851
Capital contributions		399,071
Net income		843,870
Capital withdrawals		(366,071)
Members' equity at December 31, 2004	$	2,794,721

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$	1,250,000
Increases:		
Issuance of subordinated loan		1,000,000
Decreases:		
Payment of subordinated loan		(1,250,000)
Subordinated borrowings at December 31, 2004	$	1,000,000

INTRADE, LLC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2004
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	843,870
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		150,236
Changes in operating assets and liabilities:		
(Increase) in securities borrowed		(7,730,900)
(Increase) in securities long, at market		(6,789,259)
(Increase) in clearing deposits		(400,000)
Decrease in due from clearing broker		2,243,670
(Increase) in interest and dividends receivable		(16,056)
(Increase) in security deposits		(800)
(Increase) in prepaid expenses		(11)
Increase in securities sold, not yet purchased, at market		6,777,872
Increase in securities loaned		6,424,100
Increase in payable to broker-fails to receive		291,363
Increase in accounts payable and accrued expenses		32,491
(Decrease) in interest payable		(2,500)
Total adjustments		980,206
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,824,076
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in NYSE EAM		(71,301)
Purchase of fixed assets		(324,047)
Repayment of JBO investment		10,000
CASH USED BY INVESTING ACTIVITIES		(385,348)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		399,071
Capital withdrawals		(366,071)
Subordinated loan proceeds		1,000,000
Subordinated loan maturity		(1,250,000)
Payments on secured demand note		(125,000)
CASH USED BY FINANCING ACTIVITIES		(342,000)
NET INCREASE IN CASH		1,096,728
CASH - Beginning of year		579,701
CASH - End of year	$	1,676,429

The accompanying notes are an integral part of these financial statements.

INTRADE, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Intrade, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX"), the National Association of Securities Dealers, Inc. ("NASD"), the Pacific Stock Exchange ("PCX"), the National Futures Association ("NFA"), Depository Trust Company ("DTC") and National Securities Clearing Corporation ("NSCC").

The Company is engaged in the activity of trading securities and index futures.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2004 the Company's futures clearing broker held assets of $20,769 on behalf of the Company.

Additionally, cash balances are held principally at two financial institutions and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Exchange Memberships

The CME Exchange membership is recorded at cost. The market value of the membership at December 31, 2004 is $167,500 (bid price).

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

INTRADE, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization, and others at December 31, 2004, consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 20,769	$ -
Securities borrowed/loaned	7,730,900	6,424,100
Securities failed to receive	-	291,363
Clearing deposits (NSCC,DTC)	400,000	-
	$ 8,151,669	$ 6,715,463

NOTE 5- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Stocks and warrants	$ 6,789,259	$ 6,777,872

NOTE 6- FIXED ASSETS

Fixed assets are comprised of the following:

Furniture	$ 12,290
Equipment	512,869
Software	351,256
Leasehold Improvements	25,753
	902,168
Less: accumulated depreciation and amortization	(279,029)
	$ 623,139

NOTE 7- COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases

The Company has a lease agreement for office space which expires in June 2007. The Company has a lease agreement for a backup office which expires in 2005. During 2004 the Company paid $75,357 in rent expense.

Remaining commitments under the operating leases are as follows:

Year ending December 31,		Amount
2005	$	64,977
2006		62,111
2007		31,514
	$	158,602

Seat Leases

The Company has entered into seat lease agreements on both the New York and American Stock Exchange which expire in December 2005. Remaining commitments under these leases are:

December 31,		Amount
2005	$	66,200

Securities Loan Agreement

During July 2003 the Company entered into a Master Securities Loan Agreement for the purpose of securities lending and borrowing. Under the agreement, the Company must pay minimum fees of $10,000 per month.

Software License Agreement

During 2003 the Company entered into a software license and support services agreement. Under the agreement the Company must pay a minimum fee of $15,000 per month.

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is a member of the New York Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $1,930,263 which was $1,830,263 in excess of its required net capital of $100,000. The Company's debt to debt-equity ratio was 26.35 to 1.

NOTE 9- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2004 are as follows:

Subordinated loan at 8% interest payable quarterly, maturity date August 15, 2005 $ 1,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears its futures transactions through a clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 11- GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

INTRADE, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:

Members' equity		$	2,794,721
Add: allowable subordinated liabilities	$ 1,000,000		
			1,000,000
Less non-allowable assets and deductions:			
Fixed assets, net	623,139		
CME Membership	92,259		
Security Deposits	15,200		
NYSE permit	71,301		
Prepaid expenses	10,309		
Organization costs, net	1,924		
			814,132
Less: Non-allowable portion of stock borrows and stock loans			587,030
Less: Haircuts on securities			463,296
NET CAPITAL		$	1,930,263
MINIMUM NET CAPITAL REQUIRED		$	100,000
EXCESS NET CAPITAL ($1,930,263 - $100,000)		$	1,830,263
PERCENTAGE OF DEBT TO DEBT EQUITY			26.35%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part II filing.

INTRADE, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

INTRADE, LLC

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2004

Intrade, LLC
New York, New York

In planning and performing our audit of the financial statements of Intrade, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Intrade, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty: Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 15, 2005